Mail Stop 6010

      May 31, 2005



VIA U.S. MAIL AND FAX (801) 568-2405

Mr. John A. Sindt
Principal Financial and Accounting Officer
Flexpoint Sensor Systems, Inc.
106 West Business Park Drive
Draper, Utah 84020

	Re:	Flexpoint Sensor Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-24368


Dear Mr. Sindt:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Financial Statements

General

1. Note that Item 310 (a) of Regulation S-B requires a registrant to file audited statements of income, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of the presented audited balance sheet. While we see that on July 3, 2001 you filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code and that on February 24, 2004 the bankruptcy court confirmed your Plan of Reorganization, this fact does not change your financial statement reporting obligations. In this regard we note you filed a Form 10-
KSB for the year ended December 31, 2003. Please revise your filing to include all required financial statements. Note the guidance in
SOP 90-7, including paragraphs 40 and 27 thereof.

Consolidated Statement of Operations, page F-4

2. We see you have a separate line item that includes stock compensation expense. Further, we noted that this expense represents approximately 60% of they company`s loss for the period. An income statement presentation should be based on the type expense and not by the method of payment. Revise the filing to present the amounts currently shown as stock compensation in the appropriate expense category - e.g., selling, general and administrative expense, research and development, etc., or tell us why you believe your current presentation to be appropriate. Note you may chose to parenthetically disclose the amount of each line item the amount of equity related charge that is included in such line item.

Note 4 - Property and Equipment, page F-11

3. We see that on March 31, 2004, Flexpoint Sensor Systems, Inc. entered an asset purchase agreement with Flexpoint Holdings, LLC, a company controlled by a shareholder, to acquire equipment and proprietary technology with an aggregate fair value of $4,302,643 in exchange for $265,000, the assumption of a $698,000 convertible note payable, and 1,600,000 shares of restricted common stock valued at $1,931,309 or $1.21 per share. We also see that the $1,408,334 excess of the appraised fair values of the acquired assets over the fair value of the consideration paid was allocated pro rata to reduce the values assigned to assets acquired. Please tell us why this was the appropriate accounting for the transaction. How do the concepts at SAB Topic 5(G) impact the accounting? What was the historical cost of the assets purchased from Flexpoint Holdings, LLC? What percentage of your stock does the referenced shareholder own? We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

Note 6 - Notes Payable, page F-13

4. Please revise the filing to expand your disclosures to discuss the nature of the relationship with the shareholders who hold the notes payable. Refer to SFAS 57.

Item 8A. Controls and Procedures, page F-17

5. We note your statement that your "Chief Executive Officer and
Chairman of the Board,.... Have evaluated the effectiveness of
[your]
disclosure controls and procedures as of the end of the period covered by this report and determined that there were no significant deficiencies in these procedures." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise the filing to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Note the matters outlined here should be considered when preparing your future Form 10-Q`s.

6. Please revise the filing concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.


*    *    *    *

      As appropriate, please amend your Form 10-KSB for the period ending December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. John A. Sindt
Flexpoint Sensor Systems, Inc.
May 31, 2005
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